Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AeroVec Inc.
4727 PINECREST TER
EDEN, NY 14057-9757
https://aerovec.com/

Up to $123,997.95 in Common Stock at $3.55
Minimum Target Amount: $123,997.95

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AeroVec Inc.
Address: 4727 PINECREST TER , EDEN, NY 14057-9757
State of Incorporation: DE
Date Incorporated: August 26, 2022

Terms:

Equity

Offering Minimum: $123,997.95 | 34,929 shares of Common Stock
Offering Maximum: $123,997.95 | 34,929 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.55
Minimum Investment Amount (per investor): $298.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As Aerovec continues to grow, we want to offer previous investors and shareholders additional shares (10%).

Time-Based Perks

Early Bird: Invest $1000+ within the first 3 weeks & receive 3% bonus shares

Flash Perk: Invest $5,000+ between day 25 - 30 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1000+ and receive 2% bonus

Tier 2 Perk: Invest $5,000+ and receive 3% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 4% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 6% bonus shares

Tier 5 Perk: Invest $100,000+ and receive 8% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Aerovec will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine

Venture Club. This bonus is valid during the investor's eligibility period. Eligible investors will also receive the highest single bonus they qualify for, in addition to the Venture Club bonus and the Loyalty Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.55 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $355. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available due to prior investments being canceled or failing.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time elapsed during the offering (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Aerovec is developing compact, portable wind turbines designed to provide reliable, on-demand energy to locations with critical power needs. The company's primary product is a patented plug-and-play wind turbine that can integrate seamlessly with solar and energy storage systems, offering a clean and renewable alternative to traditional power solutions. The turbines are engineered to maximize annual energy output and designed with suboptimal conditions in mind, making them ideal for off-grid or temporary installations. Their portability, ease of deployment, and space-efficient design address the growing need for flexible energy solutions in various industries. Aerovec's target customers include industries with off-grid energy needs, disaster response teams, military operations, and remote facilities.

Business Model

Aerovec operates on a B2B model, focusing on selling or leasing its wind turbines to organizations that require energy independence or are transitioning from fossil fuel-based generators. The company plans to penetrate the market by targeting industries reliant on temporary power sources, such as diesel generator rentals, with a clean and cost-effective alternative. Aerovec's supply chain is streamlined to support production and deployment, utilizing domestic manufacturing partnerships to reduce costs and improve delivery timelines. Its sales strategy emphasizes partnerships with government military agencies, remote businesses, disaster relief, and those interested in microgrid renewable energy adoption.

Corporate Structure

Aerovec, Inc., is a standalone entity with no parent or subsidiary companies. It was incorporated in DE on 08/26/22 and operates as a C-Corporation. The company has established collaborations with research institutions such as Syracuse University and Clarkson University, alongside government entities like the Department of Energy and NYSERDA, to enhance its product development and commercialization efforts.

Intellectual Property

Aerovec holds a patent for its rotor technology in the U.S., Canada and Mexico, which leverages the Venturi effect to enhance energy production per square meter of turbine area. The patent covers the design and functionality of its compact wind turbines, including its unique blade system, Aerovec has additional trade secrets related to its turbine optimization and integration with energy storage systems.

Corporate History

Aerovec was incorporated in DE on 08/26/22 to address critical gaps in renewable energy accessibility. Since its inception, the company has raised $507,000 in equity funding and built relationships with academic and federal partners to validate and improve its technology. In June 2024, Aerovec installed its full-scale prototype in Buffalo, New York, marking a significant milestone in its development.

Competitors and Industry

Industry

Aerovec operates within the renewable energy sector, specifically focusing on distributed energy solutions. The global push for energy independence, driven by climate change mitigation and electrification trends, positions Aerovec to capitalize on growing demand for clean, portable power sources. The market includes off-grid power solutions, disaster recovery, and military operations, sectors currently dominated by diesel generators. The complementary nature of wind and sun, make Aerovec a potential partner for solar arrays.

Competitors

Aerovec competes with companies producing distributed energy solutions, including diesel generator providers, small-scale wind manufacturers, and hybrid renewable systems. Direct competitors include portable wind turbine manufacturers and renewable energy integrators. Aerovec differentiates itself with patented technology, compact design, and seamless solar integration, offering unique value in space-constrained and remote locations.

Current Stage and Roadmap

Current Stage

Aerovec is currently in the prototype testing and data collection phase. Its full-scale prototype, installed in June 2024, is gathering performance data to support commercialization. The company is also exploring rooftop deployment, developing pilot projects, and obtaining necessary certifications to meet industry standards. Engineering for enhanced portability and user-friendly features remains a key focus.

Roadmap

In the next 12 months, Aerovec plans to:

Launch additional pilot projects to validate the product in diverse conditions. Complete certification requirements necessary for commercialization.

Expand manufacturing capacity to meet anticipated demand.

Strengthen partnerships with distributors, government agencies, and renewable energy providers to broaden market penetration.

Begin initial marketing efforts to increase awareness among key industries and potential customers.

The Team

Officers and Directors

Name: Julie A Hetey

Julie A Hetey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, Board Member, Principal Accounting Officer
  Dates of Service: August, 2022 - Present
  Responsibilities: Julie's primary role in Aerovec Inc. is running the day-to-day operations. She ensures that funds and company structure remain set for growth and future customer energy needs are able to be met with the developing technology. Julie receives an annual salary of $80,000 and holds 4.2% of outstanding shares in the Company.

Other business experience in the past three years:

- Employer: Rawesomely LLC
  Title: Founder
  Dates of Service: January, 2021 - Present
  Responsibilities: Julie is the sole founder of Rawesomely, a raw nutrition and medicinal mushroom online supplement company.

Name: Joseph N. Weiss

Joseph N. Weiss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Joseph is a Board Member with multiple successful exits. Joseph does not receive an annual salary and holds 17.20% equity in the Company.

Other business experience in the past three years:

- Employer: EagleHawk One Inc.
  Title: Board of Directors

Dates of Service: February, 2016 - Present
Responsibilities: Joseph is a Board of Director. Instrumental in developing and maturing business relationships.

Name: Sean Gartland

Sean Gartland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of Board, Co-Founder
  Dates of Service: August, 2022 - Present
  Responsibilities: Sean is the lead on Strategy & Innovation, linking technology and product development with customer problems and unmet needs. Sean does not receive an annual salary and holds 6.2% of outstanding shares in the Company.

Name: William K. Wachob

William K. Wachob's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: William is an elected Board member, working with the other Board members to develop Aerovec, Inc., and the Aerovec wind turbine. William does not receive salary and holds 1.2% of outstanding shares in the Company.

Name: Merrill Wade Arthur

Merrill Wade Arthur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2022 - Present
  Responsibilities: Merrill provides input in the direction of the company and primary contact for technology and product development. Merrill does not receive an annual salary and holds 4.2% equity in the the Company.

Other business experience in the past three years:

- Employer: Arthur Home Buyers LLC
  Title: Chairman of the Board
  Dates of Service: November, 2000 - Present
  Responsibilities: Merrill has provided consulting in the fiberglass industry.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our business. Delays or cost overruns in the development of our business and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this business is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at

any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Early-Stage Development
Aerovec is not currently live or open to the public and remains in the prototype stage. As such, the company's technology is unproven in commercial markets, and there is no guarantee it will achieve successful commercialization or generate revenue.

Dependence on Prototype Performance
The company relies heavily on the performance and data from its full-scale prototype currently being tested in Buffalo, NY. Any delays, failures, or performance issues with the prototype could impact the company's ability to secure further funding or scale operations.

Regulatory and Certification Risks
Aerovec operates in a heavily regulated energy sector and may face challenges obtaining necessary certifications or complying with governmental regulations, which could delay or restrict product commercialization.

Reliance on Key Partnerships
Aerovec cites partnerships with universities and federal programs as critical resources. The loss or reduction of support from these partners could significantly impact R&D progress and the company's roadmap.

Geopolitical and Climate Risks
While the company cites geopolitical and climate-related trends as opportunities, these same factors could disrupt Aerovec's supply chain, operations, or market demand.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. John Bodkin	200,000	Series Seed Preferred Stock.	23.7%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock.. As part of the Regulation Crowdfunding raise, the Company will be offering up to 34,929 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 338,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock.

The amount of security authorized is 1,500,000 with a total of 507,000 outstanding.

Voting Rights

Preferred Stockholders vote on an as-converted basis with Common Stockholders. The holders of Series Seed Preferred Stock exclusively elect one director (Series Seed Director).

Material Rights

Liquidation Preferences:

Upon liquidation or a Deemed Liquidation Event, Preferred Stockholders receive the greater of:

The Original Issue Price ($1.00 per share) plus any declared but unpaid dividends.

The amount they would receive if converted to Common Stock.

If funds are insufficient, they share pro-rata among themselves.

Conversion Rights:

Convertible into Common Stock at a ratio based on the Original Issue Price divided by the Conversion Price, subject to adjustments for stock splits, dividends, and other anti-dilution provisions.

Conversion is automatic upon certain events, such as an initial public offering or majority holder consent.

Protective Provisions:

Preferred Stockholders must consent to significant corporate actions, including:

Changes to Preferred Stock rights or creation of senior securities.

Approval of large budget increases, executive compensation changes, and liquidation events.

Redemption or repurchase of stock (except in limited cases).

Anti-Dilution Protection:

Adjustments to the Conversion Price are made for dilutive issuances of additional shares, subject to exceptions for certain issuances (e.g., employee stock options, strategic partnerships).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $507,000.00
  Number of Securities Sold: 507,000
  Use of proceeds: Achieved the first full-scale Aerovec Prototype wind turbine installation.
  Date: November 30, 2023
  Offering exemption relied upon: Regulation D

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 338,000
  Use of proceeds: Asset Transfer Agreement and Aerovec founder's shares
  Date: November 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We anticipate several paid pilot projects in 2025, with sales generation beginning in 2026.

Foreseeable major expenses based on projections:

Major expenses will be key personnel hires, packaging research and development, overhead cost increase with the addition of an Aerovec office/warehouse rental space, and wind turbine testing / certification.

Future operational challenges:

Aerovec plans a capital-light operation where all but the rotor would be manufactured by strategic partners. This enables us to establish a resilient operation that is agile with the ability to adapt to changing demand, while protecting our intellectual property by keeping the manufacture and assembly of the rotor in-house.

We will purchase off-the-shelf critical electric and mechanical components from qualified suppliers, mostly US sourced unless the required components are unavailable or not economical. For all other parts, we will seek the lowest cost suppliers.

The Wind Turbines are shipped to the customer in the most cost-effective way and then assembled at the site and commissioned by Aerovec personnel supported by contractors.

Future challenges related to capital resources:

Aerovec strategic management has spent time studying the small wind market. A broad range of possibilities and interest among several target markets allows us to make reasonable assumptions pertaining to our use of funds. We have a tight overhead expenditure and plan to keep our strategy moving forward. While the Company believes that this offering will provide capital sufficient to reach the level of cash flow where operations are funded internally, many delays, an unsuccessful capital raise or other circumstances could develop that would require additional funds to be needed.

Future milestones and events:

1) Aerovec has recently submitted several federal grant applications. Awards could lead to additional funding, dual use products and Department of Defense contracts.

2) Once we complete our monitoring and testing of the Aerovec prototype, we will assemble our production prototype to be lifecycle tested and certified. Pilot projects and sales can begin pre-certification.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available $83,127.00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support continuation of Aerovec and our further development of distributed energy with goals of renewable energy accessibility while being economically viable and essential to mitigating the risks of climate change .

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 94% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $10,000 for expenses related to salaries and insurance.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 2.5 years. This is based on a projected monthly burn rate of $30,000 for expenses related to the addition of several key personnel, rental of office space and further product testing, research, and certification. We plan to have revenue during this time period.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Capital One (Credit Card)
  Amount Owed: $2,943.67
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $2,999,750.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,997.95 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company and Technology advancements
  82.5%
  Remainer towards further company and technology advancements as we seek paid pilot projects and grant funding.

If we raise the over allotment amount of $123,997.95, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  8.0%

We will use 8% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  8.0%
  We will use 8% of the funds raised to purchase inventory for the Company's Production Prototype in preparation of testing and certification for commercialization of our technology.

- Company Employment
  55.0%
  We will use 55% of the funds to hire key personnel for daily operations, including the following roles: Operations, Engineering, Technician. Wages to be commensurate with training, experience and position.

- Working Capital
  11.5%
  We will use 11.5% of the funds for working capital to cover expenses for the prototype adjustments for optimization, 2nd prototype with a different target market than our current prototype as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aerovec.com/ (https://aerovec.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aerovec

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AeroVec Inc.

[See attached]

I, Julie Hetey, the CEO of Aerovec Inc., hereby certify that the financial statements of Aerovec Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, the amounts reported on our tax returns were total income of $6,379; taxable income of -$175,141; and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 27, 2024.

_____ _____ (Signature)

_____CEO_____ (Title)

_____10/24/2024_____ (Date)

AeroVec Inc
Balance Sheet
As of March 31, 2023

Accrual Basis

	Mar 31, 23
ASSETS	
Current Assets	
Checking/Savings	
KEY BANK	38,139.56
Total Checking/Savings	38,139.56
Total Current Assets	38,139.56
Fixed Assets	
Accumulated Depreciation	-1,436.00
Computer Hardware & Software	12,311.00
Total Fixed Assets	10,875.00
Other Assets	
Escrow - undeposited funds	95,000.00
Total Other Assets	95,000.00
TOTAL ASSETS	**144,014.56**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CAPITAL ONE	1,065.37
Total Credit Cards	1,065.37
Total Current Liabilities	1,065.37
Total Liabilities	1,065.37
Equity	
Contributed Capital	26,885.32
Owner Equity	173,000.00
Net Income	-56,936.13
Total Equity	142,949.19
TOTAL LIABILITIES & EQUITY	**144,014.56**

AeroVec Inc
Balance Sheet
As of March 31, 2024

Cash Basis

		Mar 31, 24
ASSETS		
Current Assets		
Checking/Savings		
KEY BANK		
CHECKING	11,946.42	
SAVINGS	176,996.13	
Total KEY BANK		188,942.55
MERCURY		295.00
Total Checking/Savings		189,237.55
Total Current Assets		189,237.55
Fixed Assets		
Accumulated Depreciation		-5,786.00
Computer Hardware & Software		12,311.00
PROTOTYPE		49,619.57
Total Fixed Assets		56,144.57
Other Assets		
PATENT COSTS		4,083.00
Total Other Assets		4,083.00
TOTAL ASSETS		**249,465.12**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
CAPITAL ONE		2,943.67
Total Credit Cards		2,943.67
Total Current Liabilities		2,943.67
Total Liabilities		2,943.67
Equity		
Contributed Capital		26,885.32
Owner Equity		452,000.00
Retained Earnings		-56,951.13
Net Income		-175,412.74
Total Equity		246,521.45
TOTAL LIABILITIES & EQUITY		**249,465.12**

AeroVec Inc
Profit & Loss

Accrual Basis

April 2022 through March 2023

		Apr '22 - Mar 23
Ordinary Income/Expense		
Expense		
Automobile Expense		196.25
Depreciation Expense		1,436.00
Dues and Subscriptions		89.95
Insurance Expense		
D&O	4,365.07	
GENERAL	323.11	
Total Insurance Expense		4,688.18
Marketing		3,395.22
Meals		506.44
Office Supplies		258.15
Postage		3.96
Professional Fees		
Accounting	462.00	
Consulting	14,000.00	
Engineering	30,496.00	
Other	0.00	
Professional Fees - Other	2,237.55	
Total Professional Fees		47,195.55
Travel Expense		1,012.23
Total Expense		58,781.93
Net Ordinary Income		-58,781.93
Other Income/Expense		
Other Income		
Grant		1,845.80
Transfer in		0.00
Total Other Income		1,845.80
Net Other Income		1,845.80
Net Income		**-56,936.13**

AeroVec Inc
Profit & Loss

Cash Basis — **April 2023 through March 2024**

		Apr '23 - Mar 24
Ordinary Income/Expense		
Income		
INTEREST INCOME		1,996.13
Total Income		1,996.13
Gross Profit		1,996.13
Expense		
Bank Service Charges		141.50
Depreciation Expense		4,350.00
DONATION		100.00
Dues and Subscriptions		504.71
EDUCATION		195.00
Insurance Expense		
D&O	27,334.50	
GENERAL	515.02	
Wind Turbine	960.00	
Total Insurance Expense		28,809.52
Marketing		2,430.95
Meals		348.66
Miscellaneous Expense		59.60
Office Supplies		980.37
OUTSIDE SERVICES		
LABOR	16,615.00	
OUTSIDE SERVICES - Other	50.00	
Total OUTSIDE SERVICES		16,665.00
Postage		220.41
Professional Fees		
Accounting	1,538.00	
Consulting	77,052.55	
Engineering	654.19	
Legal	38,627.06	
Other	900.00	
Total Professional Fees		118,771.80
RESEARCH		2,000.00
Supplies		2,501.61
Travel Expense		3,712.72
Total Expense		181,791.85
Net Ordinary Income		-179,795.72
Other Income/Expense		
Other Income		
Grant		3,890.47
REIMBURSEMENT		492.51
Total Other Income		4,382.98
Net Other Income		4,382.98
Net Income		**-175,412.74**

AeroVec Inc
Statement of Cash Flows
April 2023 through March 2024

	Apr '23 - Mar 24
OPERATING ACTIVITIES	
Net Income	-175,412.74
Adjustments to reconcile Net Income to net cash provided by operations:	
CAPITAL ONE	1,863.30
Net cash provided by Operating Activities	-173,549.44
INVESTING ACTIVITIES	
Accumulated Depreciation	4,350.00
PROTOTYPE	-49,619.57
Escrow - undeposited funds	95,000.00
PATENT COSTS	-4,083.00
Net cash provided by Investing Activities	45,647.43
FINANCING ACTIVITIES	
Owner Equity	279,000.00
Net cash provided by Financing Activities	279,000.00
Net cash increase for period	151,097.99
Cash at beginning of period	38,139.56
Cash at end of period	**189,237.55**

AeroVec Inc
Statement of Changes in Equity

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock		-		-	-	-	-
Shares issued for services	-		-	-	-	-	-
Contributed capital	-		169,000		-	-	-
Net income (loss)	-	-	-	-	-	-	-
31-Mar-24	-	$ -	169,000	$ -	$ -	$ -	$ -
Shares issued for Asset Transfer	-	-	169,000		-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
31-Mar-24	-	$ -	338,000	$ -	$ -	$ -	$ -
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	455,000	455,000	-	-	-	-	455,000
Shares issued for services	52,000	52,000	-	-	-	-	52,000
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(175,413)	(175,413)
3/31/2024	507,000	$ 507,000	338,000	$ -	$ -	$ (175,413)	$ 331,587

NOTE 1 – NATURE OF OPERATIONS

Aerovec Inc. was formed on August 26, 2022 ("Inception") in the State of DE.   The financial statements of Aerovec Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Buffalo, NY.

Aerovec Inc. is developing a compact, integrated, and portable wind turbine specifically designed for remote locations. Our innovative rotor design addresses energy challenges for those seeking energy security in space-constrained environments. Our vision is to dropship containerized wind and battery storage (to both fixed and temporary locations) when and where electric energy is needed. This solution has the potential to replace millions of diesel generators worldwide, significantly reducing emissions and advancing the shift toward renewable energy sources and lower carbon footprints. Our secondary interest is rooftop applications where the customer is interested in renewable energy solutions yet may not have the land to install a traditional wind turbine. Lastly, we see our product as pairing with solar to create reliability and complete solutions in the renewable sector at a local level. Today, there is not a dominant player in the distributed wind market, and we believe Aerovec can capture a significant amount of this developing industry.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
            in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sale of the Aerovec wind turbine from sale of wind turbines and maintenance when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and _NY__ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

None

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add discussion of any material commitments such as:

- Short-term and long-term contractual obligations with the suppliers for future purchases

- Capital expenditure commitment contracted but not yet incurred

- Non-cancelable operating leases,

- long term leases (>1 year) of property, land, facilities or equipment,

- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 411,333_ shares of our common stock with par value of $3.00___. As of November 30, 2024 the company has currently issued 338,000_ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 26, 2022 through November 30, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start
engine

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GET A PIECE OF AEROVEC

Portable plug-and-play wind power for on-demand energy independence.

Aerovec has developed a compact, integrated, portable wind turbine that brings reliable energy to locations with critical power needs. We currently have $507,000 in equity funding and active relationships with top Universities and Federal programs. Aerovec's full-scale prototype wind turbine is actively gathering data near Buffalo, New York, driving us toward potential commercialization and broader adoption.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW	ABOUT	TERMS	DISCUSSION	INVESTING FAQS

Get Equity
$3.55 Per Share

MIN INVEST ⓘ   VALUATION
$298.20   **$3M**

REASONS TO INVEST

✓ **Compact Design Advantage:** Aerovec's patented rotor is engineered to optimize energy in space-restricted areas. Aiming to fill a gap in the industry by providing a flexible, renewable source that is increasing in demand across expanding markets.

 **Addressing Critical Energy Security Needs:** Distributed wind provides viable energy security by generating power at the point of use. Integration with solar creates a solution for sites vulnerable to supply disruptions and concerns.

 **High Demand in Temporary Power Markets:** Aerovec's portable wind solution aims to compete with the diesel generator rental market, offering a clean, cost-effective energy source capable of rapid deployment and drop shipped to sites.

TEAM



Julie A Hetey • CEO, Co-Founder, Board Member, Principal Accounting Officer

Ms. Hetey is a co-founder of Aerovec and a seasoned leader in New Business & Product Development. With 20 years of experience in addressing customer pain points across various industries, she's now a mid-career entrepreneur, attracting funding for her second startup.

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Seán Gartland • Chairman of Board, Co-Founder

Seán is a Founder and Chairman of Aerovec Inc. He has 25 years of experience in the global wind energy industry, with knowledge of industrial technologies and growth strategies. In 2020, he retired as Corporate Vice President of Moog Inc. and Global President. His leadership experience spans Asia, Europe, and the USA. Seán holds a BS in Electrical Engineering and an MBA.

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Merrill Wade Arthur • Director

Merrill is a Founder and Board Member of Aerovec Inc. He was the owner and manager of An-Cor Technologies, an industrial fiberglass manufacturing plant in Tonawanda, NY, for over 30 years. He is a mechanical engineer who graduated from Clarkson University, with decades of experience in equipment design. Merrill has been a



member of the American Society of Mechanical Engineers (ASME), serving as President, and the Engineering Society of Buffalo (ESB), where he served as Chairman for over a decade.

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Joseph N. Weiss • Board Member

Joe is a Founder and Board Member of Aerovec Inc. He is an investor with decades of experience owning and managing startup companies with successful exits. Joe has served as President of First Choice Medical, Legal Med, and Medlab, and is currently a Board Member at Eagle Hawk.

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William K. Wachob • Board Member

Bill is a Founder and Board Member of Aerovec Inc. He has 38 years of experience in fiscal, human resource, and facilities management during his tenure at the University at Buffalo. Bill has decades of experience in governance and strategic planning. He has served as a board member and treasurer of several non-profits, receiving awards for his community service. He is committed to supporting clean, renewable energy development to reduce the use of fossil fuels and combat human-caused climate change.

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THE VISION

We Envision a Future Where Low-Cost Renewable Energy is Universally Available 100% of the Time

To make this a reality, we will deploy distributed wind energy alongside solar and utility-scale wind power. During periods of low or no solar generation, such as at night or in the winter, distributed wind energy will play a vital role in bridging the gap. The addition of storage creates a 24/7 alternative energy option. The Aerovec wind turbine is being designed as a critical component of this solution.



Innovative Solutions for Off-Grid Power Challenges

The increasing push for energy independence across industries is gaining momentum. There is rising demand for reliable, on-site power solutions in off-grid and remote locations. Traditional diesel generators are costly, logistically challenging, and unsustainably fueled. Aerovec's mission is to meet increasing energy demands with a clean, flexible, renewable alternative. The Macro Environment is showing key trends that are favorable for Aerovec. These include:

- The global electrification transformation is driving growth in demand for electrical energy.
- Rapid acceleration in use of Digital Technology is driving growth in demand for electrical energy.
- Increasing risk from Climate Change is leading to societal transitioning towards renewable energy.
- Shifting Geopolitical Power Balance is highlighting needs for greater energy security.

The Aerovec Wind Turbine

COMPACT DESIGN

Aerovec's Patented rotor design converts more wind energy into electric power, excellent for space restricted areas.

INTEGRATED

Seamlessly work with storage and solar for increased reliability and lower cost.

PORTABILITY

Bringing energy onsite when and where power is needed for permanent or temporary electric power requirements. Shipping is seamless in standard size containers with minimal onsite assembly and installation needs.

Aerovec has a patented rotor and unique blades that utilize the venturi effect which maximizes Annual Energy Produced (AEP) per m² of swept area of the wind turbine, making the Aerovec turbine ideal for space-restricted sites in need of energy. It was designed knowing that placement would be in suboptimal wind and height-restrictive locations. Capacity range will be between 5 and 25 kWh. The system is easy to deploy, featuring a plug-and-play setup, a tilt-up tower that provides safety during installation and routine maintenance, plus a non-concrete base. It fits in a standard shipping container and integrates seamlessly with solar and energy storage systems. There is a growing need in the market for portability, which can benefit both permanent and temporary locations.



Competitive Landscape

- Distributed Wind is an emerging segment, now at an inflection point.

- We are unaware of any dominant wind energy competitors in the segment today.

- Several new entrants are expected over the coming years.

- Diesel Generator Sets are today's incumbent solutions in our target markets.

- Solar is complimentary to our wind turbine. Together we can create a reliable power source!

Source, Source

THE MARKET & OUR TRACTION

Positioned for Growth in Renewable Energy Transition

The market for distributed energy solutions is expected to rapidly grow in the next decade as businesses and industries shift to renewable energy sources. In addition to the rising needs of energy security, leading this shift in the global electrification transformation are industries such as artificial intelligence and electric vehicles, which are accelerating the growth in electric demand.

Aerovec's full-scale prototype was installed near Buffalo, New York, in June 2024. Continued testing, monitoring, and collecting valuable data remain top priorities. Pilot projects, engineering for portability, further rooftop exploration, and certifications are the next milestones they are trying to achieve on their roadmap. Aerovec has demonstrated notable traction with considerable funding and multiple research partnerships, including Syracuse University and Clarkson University. Sponsorships with the New York State Energy Research and Development Authority (NYSERDA), LaunchNY, City University of New York (CUNY), & The EPIC Buildings Accelerator (sponsored by the Department of Energy) have aided Aerovec with many resources. Conversations and letters of support from a United States Air Force Innovation Officer, United Rentals, and other major distributors show broad interest, helping to position Aerovec as a reliable, on-demand power solution that can transform sustainable energy accessibility.

3 Markets Where Aerovec is TARGETING





Portable Power



Rooftop Wind



Rural Businesses



Portable Power

1

Disaster Relief, Military, Construction..

Remote locations, off-grid, seeking electric energy that can be rapidly deployed and then disassembled for future use.

2

Commercial Building

Renewable Energy seeking companies interested in energy security, price stability, and potentially already have solar



Rooftop Wind

potentially already have solar in place. Wind and Solar are complementary in nature.



Rural Businesses

3

Agriculture

Seekers have high perishability concerns. Often having many diesel generator backups that need maintenance regularly. We can provide power for normal use and backup.

THE AEROVEC WIND TURBINE

- COMPACT
- INTEGRATED
- PORTABLE



aerovec.com

Where We Play

PORTABLE POWER

Applications include disaster relief, military deployment, remote construction, and entertainment sites. These customers generally need electrical energy generation for a temporary period (days to years) and typically do not have sufficient access to the grid supplied power. Refueling gensets can be dangerous, costly and time consuming.

Aerovec's solution of wind + battery which is easily shipped can greatly reduce the frequency of genset refueling and is a renewable alternative. The goal is to maximize how much power can be shipped while minimizing time and effort for assembly and installation.

ROOFTOP WIND

Typically, applications are commercial buildings in urban areas, where the addition of wind energy complements existing solar installations. These buildings typically have grid access where the energy is mostly from fossil fuels. There is little

opportunity to install wind turbines on the ground, so economically viable rooftop wind energy options are desirable.

Aerovec's wind solution aims to seamlessly integrate with solar and storage. Solar and wind are complimentary sources of renewable energy. We continue to explore our compact rotor and the benefits to this market.

RURAL BUSINESSES

Applications include farms with perishable product concerns and other rural businesses where space is not a constraint and planning permission is relatively straight forward. While they are mostly grid connected, they often have back-up energy sources (e.g. diesel generators) to support critical business continuation in case of power failures.

The Aerovec wind turbine can generate local power, with price stability, on a regular basis, but with the capability to be used as a back up when needed. Combining wind with solar and storage can create a reliable renewable option. The wind energy produced above what is required to meet their own energy needs, can potentially be another revenue stream for the customer.

ABOUT

HEADQUARTERS
4727 PINECREST TER
EDEN, NY 14057-9757

WEBSITE
View Site

Aerovec has developed a compact, integrated, portable wind turbine that brings reliable energy to locations with critical power needs. We currently have $507,000 in equity funding and active relationships with top universities and federal programs. Aerovec's full-scale prototype wind turbine is actively gathering data near Buffalo, New York, driving us toward potential commercialization and broader adoption.

TERMS

Aerovec

Overview

PRICE PER SHARE	VALUATION
$3.55	$3M
DEADLINE	FUNDING GOAL
Mar. 20, 2025 at 11:59 PM UTC	$124K - $124K

Breakdown

MIN INVESTMENT	OFFERING TYPE
$298.20	Equity
MAX INVESTMENT	SHARES OFFERED
$123,997.95	Common Stock
MIN NUMBER OF SHARES OFFERED	
34,929	
MAX NUMBER OF SHARES OFFERED	
34,929	

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

SEC Recent Filing

Offering Memorandum

Financials



Portability, Rapid Deployment, Higher Value
Defense
Ruggedized
Disaster Relief
Rapid Deployment
Temporary
Construction sites, Emergency backup, ...
System Integrator
(Remote User)
- Customized Solution
- Technically Integrated
- Standard Interfaces
- Easy to integrate
Lowest Cost, Fixed Location
Remote USER
Farms, Small businesses
Solar Farms
(Integrate at existing Solar Users)
Turbine in a Box
('Product Sales' go-to-market approach)
- Standardized Product
- Features & Benefits
Price ($)
Scope and Technical Complexity

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$249,465	$144,015
Cash & Cash Equivalents	$189,238	$38,140
Accounts Receivable	$0	$0
Short-Term Debt	$2,944	$1,065
Long-Term Debt	$0	$0
Revenue & Sales	$1,996	$6,379
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$175,413	-$56,936

We raised
$507,000 in equity
via angel investors in Western NY.
The round closed in November 2023.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it

pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives & Bonuses***</u>

Loyalty Bonus

As Aerovec continues to grow, we want to offer previous investors and shareholders additional shares (10%).

Time-Based Perks

Early Bird: Invest $1000+ within the first 3 weeks & receive 3% bonus shares

Flash Perk: Invest $5,000+ between day 25 - 30 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1000+ and receive 2% bonus

Tier 2 Perk: Invest $5,000+ and receive 3% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 4% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 6% bonus shares

Tier 5 Perk: Invest $100,000+ and receive 8% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>**The 10% StartEngine Venture Club Bonus**</u>

Aerovec will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Venture Club. This bonus is valid during the investor's eligibility period. Eligible investors will also receive the highest single bonus they qualify for, in addition to the Venture Club bonus and the Loyalty Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.55 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $355. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available due to prior investments being canceled or failing.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time elapsed during the offering (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AEROVEC INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF APRIL, A.D. 2023, AT 2:29 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6993827 8100
SR# 20231332647

Authentication: 203098605
Date: 04-06-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

AEROVEC INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Aerovec Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows.

1. The name of this corporation is Aerovec Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 26, 2022 under the name Aerovec Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation, as amended, be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference; and

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 6th day of April, 2023.

By: Julie Hetey
Julie Hetey, President/CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 04/06/2023
FILED 02:29 PM 04/06/2023
SR 20231332647 - File Number 6993827

{8975035:2 }

EXHIBIT A

AEROVEC INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Aerovec Inc. (the "**Corporation**").

ARTICLE II: REGISTERED OFFICE.

The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, Dover, DE 19901, County of Kent. The name of the registered agent of the Corporation at such address is Capitol Services, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (as defined below), the following terms have the meanings set forth below:

"**Board Composition**" shall mean (i) that for so long as at least fifty-one percent (51%) of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"), (ii) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation, and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"**Original Issue Price**" shall mean $1.00 per share for the Series Seed Preferred Stock.

"**Requisite Holders**" shall mean the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"**Restated Certificate**" shall mean this Restated Certificate of Incorporation.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 4,500,000, consisting of (a) 3,000,000 shares of Common Stock, with a par value of $0.00001 per share ("**Common Stock**"), and (b) 1,500,000 shares of Preferred Stock, with a par value of $0.00001 per share ("**Preferred Stock**"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**".

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, all voting shall be by a plurality of the votes; there shall be no cumulative voting. All other matters shall be determined by vote of a majority of the shares entitled to vote thereon and that are present or represented at such meeting and voting in favor of or against such questions, unless otherwise required by law or this Restated Certificate of or by the specific provisions of the Bylaws of the Corporation. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this <u>Section 1.3</u> shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

2.1   <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2   <u>Election of Directors</u>. The holders of record of the Company's capital stock shall be entitled to elect directors as described in the Board Composition. Directors shall be elected for three year terms, and each director shall be elected to serve until the end of his or her term. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of one-third (1/3) of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3   Preferred Stock Protective Provisions. At any time when at least fifty-one (51%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   amend, alter or repeal any provision of the Bylaws of the Corporation, other than with the affirmative approval of the Series Seed Director;

(c)   approve a fifteen percent (15%) or greater increase to the Corporation's annual budget, other than with the affirmative approval of the Series Seed Director;

(d)   enter into or materially change the compensation arrangements with the Corporation's executive officers, other than with the affirmative approval of the Series Seed Director;

(e)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock;

(f)   redeem, retire or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(g)   acquire all, or substantially all, of the properties, assets or stock of another company or entity, other than with the affirmative approval of the Series Seed Director;

(h)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3; and

(i)   issuing Common Stock on or before September 1, 2023 other than pursuant to the existing grants to management of the Company, the warrant issued to Newton Wind Tech, Inc., the reissuance of Common Stock that was redeemed from former employees of the Company, or with the affirmative approval of the Series Seed Director.

3.	**Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1	Right to Convert.

3.1.1	Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2	Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2	Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3	Mechanics of Conversion.

3.3.1	Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustments to Conversion Price for Diluting Issuances.

3.4.1 Special Definitions. For purposes of this Section 3.4, the following definitions shall apply:

(a) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, including the Series Seed Preferred Stock, but excluding Options.

(b) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock, and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 3.5, 3.6, 3.7 or 3.8;

(iii) shares of Common Stock, or Options therefor, issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries, pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities outstanding as of the filing of this Certificate of Incorporation in each case provided such issuance is pursuant to the terms of such Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing, real property leasing transaction or other transaction the principal purpose of which is not an equity financing, in each case approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the bona fide acquisition of another unaffiliated entity by the Corporation by merger, the purchase of substantially all of the assets of, or the purchase of more than 50% of the outstanding equity securities of, the other entity, provided, that such issuances are approved by the Board of Directors of the Corporation, including the affirmative approval of the Series Seed Director then in office; and

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, marketing or other similar agreements or strategic partnerships that are not entered into primarily for equity financing purposes, provided that they are approved by the Board of Directors of the Corporation.

(c)   "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)   "**Original Issue Date**" for a series of Series Seed Preferred Stock shall mean the first date on which the first share of such series of Series Seed Preferred Stock was issued.

3.4.2   No Adjustment to the Conversion Prices. No adjustment in the Conversion Price of a series of Series Seed Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of such series of Series Seed Preferred Stock, voting as a separate class, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3   Deemed Issuance of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the applicable Original Issue Date for a series of Series Seed Preferred Stock shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)	If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Series Seed Preferred Stock pursuant to the terms of Subsection 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments is made to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase and/or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Series Seed Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price of such series of Series Seed Preferred Stock as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price of a series of Series Seed Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Series Seed Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Series Seed Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)	If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Series Seed Preferred Stock pursuant to the terms of Subsection 3.4.4 (either because the consideration per share (determined pursuant to Subsection 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Series Seed Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date of such series of Series Seed Preferred Stock), are revised after the Original Issue Date of such series of Series Seed Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) an increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) a decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 3.4.3(a)) shall be deemed to have been issued effective upon such change becoming effective.

(d)	Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Series Seed Preferred Stock pursuant to the terms of Subsection

3.4.4, the Conversion Price of such series of Series Seed Preferred Stock shall be readjusted to the Conversion Price of such series of Series Seed Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Series Seed Preferred Stock provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Series Seed Preferred Stock that would result under the terms of this Subsection 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Series Seed Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the applicable Original Issue Date of a series of Series Seed Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the Conversion Price of such series of Series Seed Preferred Stock in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

(a) $CP2 = CP1 * (A + B) \div (A + C)$.

(b)   For purposes of the foregoing formula, the following definitions shall apply:

(i)   "*CP2*" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(ii)   "*CP1*" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(iii) **"*A*"** shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or upon exchange of Convertible Securities (including, without limitation, the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(iv) **"*B*"** shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(v) **"*C*"** shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Subsection 3.4</u>, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(b) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

3.4.6 <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 3.4.3</u> relating to Options and Convertible Securities, shall be determined by dividing:

(a) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(b) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.7 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Series Seed Preferred Stock pursuant to the terms of <u>Subsection 3.4.4</u>, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price of such series of Series Seed Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this <u>Section 3.4</u> shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

3.6.1   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

3.6.2   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustments for Other Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.8   Adjustment for Reclassification, Exchange and Substitution.   If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.9   Adjustment for Merger or Consolidation.   Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.11   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the

Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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